EXHIBIT 21.1

Direct and Indirect Subsidiaries of NuMobile, Inc.

NAME OF SUBSIDIARY	PERCENT OWNERSHIP

Online Enterprises, Inc.	100
Stonewall Networks, Inc.	100
Enhance Network Communication, Inc.	100